UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Name of Issuer: Innophos Holdings Inc (IPHS)

Title of Class of Securities: Common Stock

CUSIP Number: 45774N108

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:
Paul Lythberg
540 W. Madison Street, Suite 1900
Chicago, IL 60661-2551
312-474-4122

Date of Event which Requires Filing of this Statement: December 31, 2019

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 45774N108
Page 2 of 5 Pages

1.
NAMES OF REPORTING PERSONS
SEGALL BRYANT & HAMILL, LLC
47-1788385


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	___
(b)	___


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	5.
SOLE VOTING POWER: 1,227,586

	6.
SHARED VOTING POWER: ___________

	7.
SOLE DISPOSITIVE POWER: 1,227,586


8.
SHARED DISPOSITIVE POWER: ___________






9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,227,586
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

NOT APPLICABLE



11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.
TYPE OF REPORTING PERSON

IA



CUSIP No. 45774N108
Page 3 of 5 Pages


Item 1.


(a)
   Name of Issuer  Innophos Holdings, Inc.

(b)
   Address of Issuer s Principal Executive Offices

	259 Prospect Plains Road, Building A
	Cranbury, New Jersey 08512-3706



Item 2.


(a)
Name of Person Filing

	Segall Bryant & Hamill, LLC
(b)
Address of the Principal Office or, if none, residence

	540 W. Madison Street, Suite 1900,
	Chicago, IL 60661-2551

(c)
Citizenship

Delaware

d)
   Title of Class of Securities

Common

(e)
CUSIP Number:  45774N108


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
	[     ]
Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78o).

(b)	[     ] Bank as defined in section 3(a)(6) of the Act
		(15 U.S.C. 78c).

(c)	[     ] Insurance company as defined in section 3(a)(19) of the Act
		(15 U.S.C. 78c).

(d)	[     ] Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[  X  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	[     ] An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);

(g)
	[     ] A parent holding company or control person in accordance with
		240.13d-1(b)(1)(ii)(G);
(h)	[     ]
A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);
(i)
	[     ]
A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment
		Company Act of 1940 (15 U.S.C. 80a-3);



(j)	[     ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).





CUSIP No. 45774N108


Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:1,227,586

(b)
Percent of class: 6.2%

(c)

Number of shares as to which the person has:
	(i)
	Sole power to vote or to direct the vote: 1,227,586.
	(ii)
 	Shared power to vote or to direct the vote: ________.

(iii)
	Sole power to dispose or to direct the disposition of: 1,227,586.
	(iv)
	Shared power to dispose or to direct the disposition of: ________.




Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

	NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

	NOT APPLICABLE





CUSIP No. 45774N108
Page 5 of 5 Pages

Item 10. Certification.



(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	02/13/2020


Signature
/s/ Paul Lythberg


Name/Title
:	Paul Lythberg,

Chief Compliance Officer/Chief Operating Officer